SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                          BLACK WARRIOR WIRELINE CORP.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (Title of Class of Securities)

                                    092260504
                                 (CUSIP number)

                                JOHN L. THOMPSON
                        ST. JAMES CAPITAL PARTNERS, L.P.
                           c/o ST. JAMES CAPITAL CORP.
                         1980 POST OAK BLVD., SUITE 2030
                              HOUSTON, TEXAS 77056
                                 (713) 871-0799
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 10, 1997
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with this statement. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               CUSIP No. 092260504
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1     NAME OF REPORTING PERSONS                 St. James Capital Partners, L.P.

      S.S. NUMBER OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS      76-0478198
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                     WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

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NUMBER OF               7     SOLE VOTING POWER                       2,744,258
SHARES                  --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                             0
OWNED BY                --------------------------------------------------------
EACH                    9     SOLE DISPOSITIVE POWER                  2,744,258
REPORTING               --------------------------------------------------------
PERSON WITH             10    SHARED DISPOSITIVE POWER                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     2,744,258
      REPORTING PERSON
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  42.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                            PN
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
                               CUSIP No. 092260504
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS                          St. James Capital Corp.

      S.S. NUMBER OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS      76-0478200
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                     WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

--------------------------------------------------------------------------------
NUMBER OF               7     SOLE VOTING POWER                       2,744,258
SHARES                  --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                             0
OWNED BY                --------------------------------------------------------
EACH                    9     SOLE DISPOSITIVE POWER                  2,744,258
REPORTING               --------------------------------------------------------
PERSON WITH             10    SHARED DISPOSITIVE POWER                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     2,744,258
      REPORTING PERSON
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  42.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

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

ITEM 1.     Security and Issuer.

St. James Capital Partners, L.P., a Delaware investment limited partnership (the "Partnership"), has acquired beneficial ownership of 2,744,258 shares (the "Shares") of the common stock, par value $.0005 per share (the "Common Stock"), of Black Warrior Wireline,Corp., a Delaware corporation ("BWWC"). The address of BWWC's offices is 3748 Highway #45 North, Columbus, Mississippi 39701.

ITEM 2.     Identity and Background.

St. James Capital Corp., a Delaware Corporation ("SJCC") is the general partner of the Partnership. The principal business of the Partnership is investment management. The directors of SJCC are Charles E. Underbrink, John L. Thompson, Alan D. Feinsilver, and Titus H. Harris, Jr.. The executive officers of SJCC are Messrs. Underbrink, Thompson, and Feinsilver. The business address of SJMB is 1980 Post Oak Blvd., Suite 2030, Houston, Texas 77056. The principal occupation of each of the executive officers and directors is investment management and each is a citizen of the United States. Mr. Harris is a Partner of Harris, Webb, and Garrison, a regional investment banking firm with its principal business address at 5599 San Felipe, Suite 301, Houston, Texas 77056. None of SJCC or its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or other Consideration.

All of the funds used for the purchase of the Shares came from current working capital of the Partnership, funded by its partners or from borrowed funds.

ITEM 4.     Purpose of Transaction.

The Partnership has acquired its beneficial ownership in the Shares for investment purposes only. The Partnership intends to continually review its investment in BWWC. Depending upon future evaluations of the business prospects of BWWC and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Partnership may determine from time to time to purchase additional shares of Common Stock, exercise any of the warrants described in item 5, convert the Convertible Note (as defined hereinafter) and dispose of all or a portion of any shares of Common Stock acquired, or a combination thereof.

ITEM 5.     Interest in Securities of the Issuer.

The Partnership beneficially owns 2,744,258 shares of Common Stock, which represents 42.4% of the outstanding shares of Common Stock. The Partnership has the sole power to vote and dispose the Shares.

On June 6 and 10, 1997, the Partnership acquired warrants to purchase an aggregate of 666,000 shares of Common Stock and promissory notes of BWWC in the principal amounts of $2,000,000 (the "$2M

Convertible Note") and $3,000,000 (the "$3M Promissory Note"), respectively, for $5,000,000. The unpaid principal amount of the Convertible Note, together with any unpaid interest accrued thereon, is convertible in whole or in part at any time into shares of Common Stock based on a conversion price of $2.75, subject to adjustment for certain dilutive events. The Partnership has the right to acquire up to 727,273 shares of Common Stock upon the conversion of the $2M Convertible Note.

On October 10, 1997, the Partnership acquired warrants to purchase an aggregate of 725,000 shares of Common Stock and a Convertible Promissory Note in the principal amount of $2,900,000 (the "$2.9M Convertible Note") in exchange for $2,900,000. The unpaid principal amount of the $2.9M Convertible Note, together with any unpaid interest accrued thereon, is convertible in whole or in part at any time into shares of Common Stock based on a conversion price of $4.6327, subject to adjustment for certain dilutive events. The Partnership has the right to acquire up to 625,985 shares of Common Stock upon the conversion of the $2.9M Convertible Note.

SJCC and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership's Agreement of Limited Partnership (the "Partnership Agreement").

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Effective as of June 5, 1997, BWWC and the Partnership entered into a financing arrangement pursuant to which BWWC agreed to issue additional warrants and the $2M Convertible Note as well as the $3M Promissory Note in exchange for $5,000,000 (the "$5M Financing"). The terms and conditions of the $5M Financing are governed by that certain Agreement of Purchase and Sale dated June 5, 1997, by and between BWWC and the Partnership. The $5M Financing closed on June 6, 1997 and June 10, 1997.

666,000 of the Shares are issuable pursuant to Warrants for the Purchase of Shares of Common Stock issued to the Partnership in connection with the Financing. Such warrants are presently exercisable at a price of $2.75 per share, subject to adjustment for certain dilutive events, and are evidenced by an Amendment to Warrant Certificate dated April 22, 1998. These warrants expire on June 5, 2002.

Up to 727,273 of the Shares shall be issuable upon conversion of the $2M Convertible Note within the next sixty (60) days. The $2M Convertible Note bears interest at a rate of nine percent (9%) per annum and may be converted (principal and interest) by the Partnership at any time. BWWC has the right to require conversion of the Convertible Note if the market price for a share of Common Stock as of the last trade of each of twenty (20) consecutive trading days is $7.00 or more.

Additionally, on June 5, 1997, BWWC and the Partnership executed a Registration Rights Agreement pursuant to which BWWC granted to the Partnership certain demand and piggy-back registration rights with respect to the Shares that are issuable upon conversion of the $2M Convertible Note and upon exercise of the warrants issued in connection with the $5M Financing (the "$5M Registration Rights Agreement"). The $5M Registration Rights Agreement contains standard standstill and indemnification provisions and contains a provision providing for the amendment of the $5M Registration Rights Agreement to incorporate the terms of any more favorable registration rights granted to a third party by BWWC.

Effective as of October 10, 1997, BWWC and the Partnership entered into a financing arrangement pursuant to which BWWC agreed to issue additional warrants and the $2.9M Convertible Note in exchange for $2,900,000 (the "$2.9M Financing"). The terms and conditions of the $2.9M Financing are governed by that certain Agreement of Purchase and Sale dated October 10, 1997, by and between BWWC and the Partnership. The $2.9M Financing closed on October 10, 1997.

725,000 of the Shares are issuable pursuant to Warrants for the Purchase of Shares of Common Stock issued to the Partnership in connection with the $2.9M Financing. Such warrants are presently exercisable at a price of $4.6327 per share, subject to adjustment for certain dilutive events, and are evidenced by a Warrant Certificate dated October 10, 1997. These warrants expire on October 10, 2002.

Up to 625,985 of the Shares shall be issuable upon conversion of the $2M Convertible Note within the next sixty (60) days. The $2.9M Convertible Note bears interest at a rate of seven percent (7%) per annum and may be converted (principal and interest) by the Partnership at any time.

Additionally, on October 10, 1997, BWWC and the Partnership executed a Registration Rights Agreement pursuant to which BWWC granted to the Partnership certain demand and piggy-back registration rights with respect to the Shares that are issuable upon conversion of the $2.9M Convertible Note and upon exercise of the warrants issued in connection with the $2.9M Financing (the "$2.9M Registration Rights Agreement"). The $2.9M Registration Rights Agreement contains standard standstill and indemnification provisions and contains a provision providing for the amendment of the $2.9M Registration Rights Agreement to incorporate the terms of any more favorable registration rights granted to a third party by BWWC.

SJCC and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership Agreement. Except as set forth above, no contract, agreement, understanding or relationship relates to the transfer or voting of any security, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.     Exhibits.


            Exhibit No.                         Description of Exhibit
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               1                       Joint Acquisition Statement Pursuant to
                                       Rule 13d - (1)(f)(1)

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
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    ST. JAMES CAPITAL PARTNERS, L.P.
                                    BY:   ST. JAMES CAPITAL CORP.,
                                          general partner


                                    JUNE 30, 1998
                                    --------------------------------------------
                                    Date

                                    /s/ JAMES H. HARRISON
                                    --------------------------------------------
                                    Signature

                                    JAMES H. HARRISON, VICE PRESIDENT
                                    --------------------------------------------
                                    Name/Title


                                    ST.JAMES CAPITAL CORP.

                                    JUNE 30, 1998
                                    --------------------------------------------
                                    Date

                                    /s/ JAMES H. HARRISON
                                    --------------------------------------------
                                    Signature

                                    JAMES H. HARRISON, VICE PRESIDENT
                                    --------------------------------------------
                                    Name/Title



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